UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report: January 8, 2024

Tropical Racing, Inc.

(Exact name of issuer as specified in its charter)

Florida

State or other jurisdiction of incorporation or organization

82-1034364

(I.R.S. Employer Identification No.)

1740 Grassy Springs Road, Versailles, Kentucky 40383

(Full mailing address of principal executive offices)

(561) 513-8767

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Units, each consisting of one Class A Share and one Class A Common Share purchase warrant.

Item 7.  Resignation of Chief Financial Officer

On January 1, 2024, Todd Renner resigned from his position as interim Chief Financial Officer of Tropical Racing, Inc.  (the “Company” or “Tropical Racing”) effective January 31, 2024.

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SIGNATURES

Pursuant to the requirements of Regulation A, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TROPICAL RACING, INC.

Date: January 8, 2024	By:	/s/ Troy Levy
	Name:	Troy Levy
	Title:	President

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